SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 JUN 17 A 4: 01
FICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003307

16 June 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 13 June 2008 which we released to The Stock Exchange of Hong Kong Limited on 13 June 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUN 20 2008
THOMSON REUTERS

Vannay Lau
Assistant Company Secretary

Encl

c.c. J P Morgan
- Mr. King Ho

E\tn\SA\SHMB\Overseas Regulatory Ann\Ann-Dir\KEM-13 Jun 08\ltr.doc1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

RECEIVED

2008 JUN 17 A 4:01

FICE OF INTERNATI
CORPORATE FI

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 13 June 2008 released to Bursa Malaysia an announcement (the "Announcement") in relation to the appointment of Director in SHMB. The Announcement is attached for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 13 June 2008

** for identification purpose only*

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHANGE IN BOARDROOM

Date of change	: 10/06/2008
Type of change	: Appointment
Designation	: Director
Directorate	: Non Independent & Non Executive
Name	: Khoo Eng Min
Age	: 66
Nationality	: Malaysian
Qualifications	: 1. Diploma in Business Administration from Brookes University, Oxford (United Kingdom). 2. Member of Royal Agriculture College in Rural Estate Management, United Kingdom.
Working experience and occupation	: Mr Khoo Eng Min is presently the managing director of PPB Oil Palms Berhad, a wholly-owned subsidiary of Wilmar International Limited, a company listed on the Singapore Exchange. He joined PPB Oil Palms group of companies in 1987 and has held many senior positions within the plantation division. Before this, he was with Dunlop Estates Berhad.
Directorship of public companies (if any)	: Nil
Family relationship with any director and/or major shareholder of the listed issuer	: Nil
Details of any interest in the securities of the listed issuer or its subsidiaries	: Shangri-La Hotels (Malaysia) Berhad Indirect - 5,000 ordinary shares

Remarks

END